NO ACT

PE
3-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10011146

March 26, 2010

James J. Theisen, Jr.
Assistant General Counsel and Assistant Secretary
Law Department
Union Pacific Corporation
1400 Douglas St., Stop 1580
Omaha, NE 68179-1580

Received SEC
MAR 26 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-26-10

Re: Union Pacific Corporation
Incoming letter dated March 16, 2010

Dear Mr. Theisen:

This is in response to your letters dated March 16, 2010 and March 17, 2010 concerning the shareholder proposal submitted to Union Pacific by John Chevedden. We also have received letters from the proponent dated March 16, 2010, March 17, 2010, March 18, 2010, and March 21, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated March 16, 2010

The proposal relates to simple majority voting.

We are unable to concur in your view that Union Pacific may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Union Pacific may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Union Pacific did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 21, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 John Chevedden's Rule 14a-8 Proposal
Union Pacific Corporation (UNP)
Simple Majority Vote Topic

Ladies and Gentlemen:

This further responds to the late March 16, 2010 request (supplemented March 17, 2010) to block this rule 14a-8 proposal by the prolific filer of no action requests, Gibson Dunn.

The company cites the recent Apache vs. shareholder lawsuit. It was a classic SLAPP (strategic lawsuit against public participation) suit, with Apache Corp. trying to financially squeeze its own shareholder by requesting he be required to pay for Apache's bloated attorney fees. While the Hon. Lee H. Rosenthal gave a "narrow" decision allowing Apache to block a heavily-supported proposal topic for 2010, the case was actually a stunning victory for shareowner rights. The shareholder was pro se. The judge never even mentioned Apache's request that he pay their legal expenses.

The United States Proxy Exchange (USPX) submitted outstanding amicus curiae brief that entirely discredited Apache's sweeping claims. If Apache had managed to bamboozle the judge into accepting those claims, shareowner rights would have been severely impaired.

Apache claimed: Rule 14a-8(b)(2) says a proponent can demonstrate ownership of shares by submitting "to the company a written statement from the 'record' holder of your securities (usually a broker or bank) ..." so Apache insisted that the "record holder" must be a party listed on the company's stock ledger, i.e. Cede & Co. in most cases. This is not the intent of Rule 14a-8(b)(2). It has never been its intent, and SEC staff has rejected such an interpretation of Rule 14a-8(b)(2) on a number of occasions. One recent occasion was *The Hain Celestial Group, Inc.* (October 1, 2008).

Based on the United States Proxy Exchange amicus curiae brief, the judge rejected Apache's position, but she found an excuse to rule that Apache could exclude the shareholder proposal for 2010. It is this same flawed ruling that Union Pacific is attempting to piggyback on for the purpose of – just as Apache did through the SLAPP suite – disenfranchise their own shareowners.

There are two key caveats in attempting to rely on the Apache ruling in regard to other no action requests:

1. The judge described her ruling as "narrow," stating explicitly

The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

2. The judge based her decision on material information provided by Apache's lawyers that was factually incorrect.

The case was conducted on an accelerated schedule that bypassed oral arguments. Because it involved technical matters related to securities settlement and custody, the Judge was particularly dependent on the technical briefs submitted in the case. The fact that Apache's lawyers made a number of claims that were blatantly false (as pointed out in the USPX brief) that may be why she made a "narrow" ruling that would only apply to situations with identical circumstances.

The Union Pacific no-action request does not entail identical circumstances to the Apache lawsuit, for a variety of reasons. One obvious reason is the fact that Apache Corp. provided the proponent with two detailed deficiency notices that explicitly challenged evidence of share ownership. Union Pacific provided just one cookie-cutter deficiency notice.

Once the USPX amicus curiae brief shot down Apache's central arguments, Apache lawyers adopted an "everything but the kitchen sink" tack in a response brief. They cited any and every little fact they could come up with, vaguely implying ... who knows what?

Based on the abbreviated timeline set by the judge, I was not to be allowed to respond to this "kitchen sink" brief. I submitted a motion for summary judgment, which afforded an opportunity to briefly respond to some of the Apache lawyers' misrepresentations. But one slipped through. It is what the judge based her decision on, and it was totally incorrect. Here is what it was.

I hold my Apache and Union Pacific shares through Ram Trust Service (RTS). Apache's lawyers visited the RTS website and noticed that RTS has a wholly owned broker subsidiary, Atlantic Financial Services (AFS). Apache then hypothesized that, perhaps, I actually held my shares through the broker subsidiary and not RTS. Apache then proposed – and the judge accepted that – the letter evidencing my share ownership should, perhaps, have come from AFS and not RTS. Here is what the judge said:

RTS is not a participant in the DTC. It is not registered as a broker with the SEC, or the self- regulating industry organizations FINRA and SIPC. Apache argues that RTS is not a broker but an investment adviser, citing its registration as such under Maine law, representations on RAM's website, and federal regulations barring an investment adviser from serving as a broker or custodian except in limited circumstances ... The record suggests that Atlantic Financial Services of Maine, Inc., a subsidiary of RTS that is also not a DTC participant, may be the relevant broker rather than RTS. Atlantic Financial Services did not submit a letter confirming Chevedden's stock ownership. RTS did not even mention Atlantic Financial Services in any of its letters to Apache.

After the judge's ruling, I was able to follow-up with RTS. RTS confirmed that they are a Maine chartered non-depository trust company, and that they do in fact directly hold my shares in an account (under the name Ram Trust Services) with Northern Trust. Their letter made no mention of AFS because AFS plays no role in the custody of my shares. For purposes of Rule 14a-8, RTS is the record holder of my securities. The judge ruled "narrowly" against me because she thought AFS might be the real record holder.

Because the judge explicitly made her decision "narrow," I believe it is irrelevant in this no-action request. Because the decision was based on material, factually incorrect information, it should not apply to this no-action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will follow soon.

Sincerely,



John Chevedden

cc: Jim Theisen <jjtheisen@up.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 John Chevedden's Rule 14a-8 Proposal
Union Pacific Corporation (UNP)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the late March 16, 2010 request (supplemented March 17, 2010) to block this rule 14a-8 proposal by the prolific filer of no action requests, Gibson Dunn.

By citing *AMR Corp.* (March 15, 2004) Gibson Duun/Union Pacific appear to be in agreement that any purported fault with the broker letter is curable within 7-days. *AMR Corp.* (March 15, 2004) stated:
"Unless the proponent provides AMR with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AMR omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f)."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will follow soon.

Sincerely,



John Chevedden

cc: Jim Theisen <jjtheisen@up.com>



March 17, 2010

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Supplemental Letter Relating to the Shareholder Proposal of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On March 16, 2010, we submitted a letter (the "No-Action Request") requesting that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur in our view that the Company could exclude from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent"). At the time that the No-Action Letter was submitted to the Staff, the Company's counsel provided a copy of the No-Action Request to the Proponent via email, with a hard copy sent by overnight delivery. On that same date, the Proponent submitted a letter to the Staff in response to the No-Action Letter. We write to respond to the Proponent's letter.

The Proponent argues that he was not provided with a detailed notice of the type he received in connection with the proposal he submitted to Apache Corp. *See Apache Corp. v. Chevedden*, No. H-10-0076 (S.D. Tex. Mar. 10, 2010). The court in *Apache* found that the Proponent did not timely and adequately respond to the detailed notice that was provided to him by Apache. *Id.* at 29-30. Moreover, the facts leading up to Proponent supplying insufficient proof of ownership are different here because here, as stated in the No-Action Request, the Proponent submitted the Proposal without proof of ownership and the Company timely sent the Deficiency Notice to the Proponent prior to receiving his proof of ownership. Specifically, the Proponent submitted the Proposal to the Company via e-mail after the close of business on November 24, 2009 and did not include proof of ownership along with the Proposal. The Proponent's cover letter accompanying the Proposal specifically requests that the Company send all communications to the Proponent via e-mail. Accordingly, at 11:37 a.m. CST on December 7, 2009, the Company sent a letter via e-mail to the Proponent requesting satisfactory proof of

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department

UNION PACIFIC CORPORATION
1400 Douglas St., Stop 1580, Omaha, NE 68179-1580
ph. (402) 544-6765 fx. (402) 501-0129
jjtheisen@up.com

ownership of the Company's shares (the "Deficiency Notice"). A copy of the e-mail transmitting the Deficiency Notice is attached hereto as Exhibit A. The Deficiency Notice set forth the information required under Rule 14a-8 and Staff Legal Bulletins and attached a copy of Rule 14a-8. *See* Section C of Staff Legal Bulletin 14B (Sept. 15, 2004). The Company also sent a copy of the Deficiency Notice to the Proponent via UPS overnight delivery. Just as the Proponent promptly responded to the No-Action Request via e-mail, the Proponent responded to the Deficiency Notice via e-mail on the same day that the Deficiency Notice was sent to him. A copy of the e-mail transmitting the Proponent's response to the Deficiency Notice is attached hereto as Exhibit B. However, for the reasons set forth in the No-Action Request, this response was insufficient to establish the requisite ownership of Company shares under Rule 14a-8(b).

Pursuant to Rule 14a-8(f) and Staff precedent, where a company timely notifies a proponent that his proposal is procedurally deficient, and the proponent's response does not cure the deficiency, the company is not required to send a second deficiency notice. Staff Legal Bulletin No. 14 specifies that if a proposal fails to satisfy the requirements of Rule 14a-8(b), a company "must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond." *See* Section B.3, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). However, if the proponent responds to a deficiency notice in a manner that fails to cure the defect, the company is under no obligation to provide further notice to the proponent and give the proponent an additional opportunity to cure the defect. *Id.* To the contrary, the company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *Id.* at Section C.6. On numerous occasions the Staff has concurred with a company's omission of a shareholder proposal when the proponent's response to a deficiency notice failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. *See, e.g., Time Warner, Inc.* (avail. Feb. 19, 2009) (permitting the exclusion of a proposal where the proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice); *General Electric Co.* (avail. Dec. 19, 2008) (same); *International Business Machines Corp.* (avail. Dec. 19, 2004) (same); *see also Safeway Inc.* (avail. Feb. 6, 2008); *Exxon Mobil Corp.* (avail. Jan. 29, 2008); *Qwest Communications International Inc.* (avail. Jan. 23, 2008); *Verizon Communications Inc.* (avail. Jan. 8, 2008).

Just as in the *Time Warner, Inc.*, *General Electric Co.* and *International Business Machines Corp.* no-action letters cited above, the Proponent submitted the Proposal without proof of ownership. After the Company timely sent the Deficiency Notice to the Proponent, the Proponent sent the Company insufficient proof of ownership. As was the case in the precedent cited above, the Company was not required to send the Proponent a second deficiency notice. Thus, for the reasons set forth above and in the No-Action Request, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. If you need any additional information or if we can be of any further assistance in this matter, please do not hesitate to call me at (402) 544-6765 or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671.

Sincerely,



James J. Theisen, Jr.
Assistant General Counsel and Assistant Secretary
Union Pacific Corporation

JJT/smr
Enclosures

cc: John Chevedden

Exhibit A

Thomas E. Whitaker/UPC
12/07/2009 11:37 AM

*** FISMA & OMB Memorandum M-07-16 ***

cc

bcc Jim J. Theisen/UPC@UP

Subject Shareholder Proposal



20091207195922572.pdf

Exhibit B



*** FISMA & OMB Memorandum M-07-16 ***

12/07/2009 12:01 PM

To "Barbara W. Schaefer" <barbara.schaefer@up.com>

cc <twhitaker@up.com>

bcc

Subject Rule 14a-8 Broker Letter (UNP)

History: This message has been forwarded.

Dear Ms. Schaefer,
Please see the attached broker letter. Please advise on December 8, 2009 whether there are now any rule 14a-8 open items.
Sincerely,



John Chevedden CCE00002.pdf

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 17, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 John Chevedden's Rule 14a-8 Proposal
Union Pacific Corporation (UNP)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the late March 16, 2010 request (supplemented March 17, 2010) to block this rule 14a-8 proposal by the prolific filer of no action requests, Gibson Dunn (emphasis added):

Apparently Gibson Duun already participated in two 2010 Union Pacific no action challenges submitted on January 6, 2010 – also based on the same issue of verification of ownership.

Union Pacific/Gibson Duun appears to claim that on or before January 6, 2010, as it submitted two no action requests based on verification of ownership, that Union Pacific foresaw that Apache would file a lawsuit on January 8, 2010. And therefore Union Pacific did not submit a no action request because it understood "that the Staff would not have responded to this letter had the Company filed it previously in light of the pending *Apache* case."

The company provided no examples of the Staff suspending Staff Reply Letters regarding other no action requests until Apache was resolved.

Union Pacific claims it relies on the Apache case where two Apache letters were sent to the proponent after the Ram Trust Services letter was received. Yet Union Pacific claims that it sent no letters whatsoever after it received the Ram Trust Services letter.

Union Pacific failed to provide any precedent of a rule 14a-8 proposal being blocked, where the deciding issue was whether the ownership letter came from a broker or investment advisor, and the company did not advise the proponent of any opportunity to clarify or correct this. None of the company purported precedents illustrate this.

This following information was not submitted in the Apache case:
Ram Trust Services does not provide any investment advise to the proponent. Ram Trust Services has never made any stock recommendations to the proponent. Each stock in the proponent's Ram Trust Services account was selected solely by the proponent with absolutely no input from Ram Trust Services. All account statements are from Ram Trust Services. Due to the urgency that the company has attached to this no action request it is requested that the Staff advise how these Ram Trust Services facts might be established to the satisfaction of the Staff.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will follow soon.

Sincerely,



John Chevedden

cc: Jim Theisen <jjtheisen@up.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 16, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Union Pacific Corporation (UNP)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the late March 16, 2010 request to block this rule 14a-8 proposal by the prolific filer of no action requests, Gibson Dunn (emphasis added):

------ Forwarded Message
From: "Reilly, Susan M." <SReilly@**gibsondunn**.com>
Date: Tue, 16 Mar 2010 12:52:47 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Union Pacific (Chevedden)
Subject: Union Pacific (Chevedden)

Dear Mr. Chevedden,

Attached please find a copy of the no-action request we filed with the SEC today on behalf of our client, **Union Pacific Corporation**. We are also sending a copy of this letter to you via overnight delivery.

Best regards,

Susan Reilly

Susan M. Reilly
Attorney at Law

GIBSON DUNN

Apparently Gibson Dunn already participated in two 2010 Union Pacific no action challenges submitted on January 6, 2010 – also based on the same issue of verification of ownership.

The company 2009 annual meeting was on May 14, 2009 and the 2010 annual meeting is expected to be approximately the same date.

There is no excuse for the company to be late.

This case is not analogous to Apache. In Apache the company received an ownership letter and then objected to it with some detail explanation.

In Union Pacific the company received an ownership letter but did not object to it. The only letter the company sent – was sent after it had already received the ownership letter. This sole company letter had absolutely no objection to the ownership letter already received. At this late date the company submitted no evidence otherwise.

Thus the proponent was given no 14-day window to address the issue the company belatedly raises now.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will follow soon.

Sincerely,



John Chevedden

cc: Jim Theisen <jjtheisen@up.com>



March 16, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Union Pacific Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent"). Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proposal, which requests that the Board adopt a simple majority vote standard for shareholder voting requirements, is attached hereto as Exhibit A.

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department

UNION PACIFIC CORPORATION
1400 Douglas St., Stop 1580, Omaha, NE 68179-1580
ph. (402) 544-6765 fx. (402) 501-0129
jjtheisen@up.com

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company via e-mail after the close of business on November 24, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Proponent did not provide any evidence with the Proposal to satisfy the requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. On December 7, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, the Company sent a letter via e-mail notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B, and UPS records confirming delivery of a copy of the Deficiency Notice on December 8, 2009 are attached as Exhibit C. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares, and further stated:

> [S]ufficient proof may be in the form of:
>
> - a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
> - if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The Proponent responded to the Company's e-mail in an e-mail dated December 7, 2009 (the "Proponent's Response"). The Proponent's Response included a letter dated December 4, 2009 from Ram Trust Services ("Ram Trust") purporting to demonstrate the Proponent's continuous ownership of the Company's securities. A copy of the Proponent's Response is attached hereto as Exhibit D.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

The Proponent's Response does not satisfy the ownership requirements of Rule 14a-8(b). The Proponent described the letter from Ram Trust as a "broker letter." However, in no place in the letter from Ram Trust did Ram Trust state that it is a brokerage firm. In fact, Ram Trust is not registered as a broker with the Commission or with the Financial Industry Regulatory Authority ("FINRA") or the Securities Investor Protection Corporation ("SIPC"), nor is it a Depository Trust Company participant.[1] Instead, Ram Trust states on its website that it is an

---

[1] It appears from the FINRA website that a brokerage firm named Atlantic Financial Services of Maine, Inc. is owned or controlled by Ram Trust, but Ram Trust itself is not a brokerage firm. See Exhibit E for a copy of the FINRA report on Atlantic Financial Services of Maine, Inc. This, however, is not determinative, as many investment advisers own brokerage firms, and is not relevant to the current situation, as the statement of ownership supplied to the

[Footnote continued on next page]

investment manager and a state-chartered non-depository trust company that "provides several services which help clients coordinate all aspects of their finances including portfolio management, tax preparation, estate planning, trust management, personal banking services, bill payment and mortgage application assistance."[2] Notably, when Ram Trust submits shareholder proposals on behalf of its clients, it furnishes a letter from Northern Trust Company demonstrating proof of ownership of the client's shares. *See, e.g., Time Warner, Inc.* (avail. Jan. 26, 2010); *Exxon Mobil Corp.* (avail. Mar. 23, 2009). However, the Proponent and Ram Trust did not follow that procedure here and failed to provide a statement by the record holder of the Proponent's shares.

It is important to note that because Ram Trust is not a brokerage firm, this letter does not raise the issue regarding the acceptability under Rule 14a-8 of ownership material submitted by an "introducing broker," and thus does not address the Staff's position in *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008) (Staff was unable to concur in exclusion where the proponent submitted ownership verification from an introducing broker, noting that "a written statement from an introducing broker-dealer constitutes a written statement from the 'record' holder of securities, as that term is used in rule 14a-8(b)(2)(i).") Unlike the situation here, the entity that supplied ownership information in the *Hain Celestial* letter, DJF Discount Brokers, Inc. ("DJF"), *is* listed on FINRA's membership list as a brokerage firm, with DJF being the "doing business" name of a company whose legal name is R&R Planning Group Ltd.[3] In contrast, Ram Trust Services is not identified as a brokerage firm on the FINRA membership list. Accordingly, because Ram Trust is not a brokerage firm, the letter from Ram Trust does not raise the same issues involved in the Staff's decision in *Hain Celestial*.

As noted above, based on its website, Ram Trust Services appears to be an investment manager and financial adviser. The Staff has specifically stated that a letter from a proponent's investment adviser is not sufficient for purposes of demonstrating proof of ownership under Rule 14a-8(b) where the adviser is not also the record holder of the proponent's shares. This issue is specifically addressed in SLB 14 at Section C.1.c.1:

> Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before

---

[Footnote continued from previous page]

Company was from Ram Trust, not Atlantic Financial Services of Maine, Inc., so there is no suggestion that Atlantic Financial Services of Maine, Inc. has any involvement with any securities owned by the Proponent.

[2] See Exhibit F for screenshots of Ram Trust's website.

[3] See Exhibit G for a copy of the FINRA report on R&R Planning Group Ltd. dba DJF Discount Brokers.

> submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

The Staff has for many years concurred that documentary support from investment advisers or other parties who are not the record holder of a company's securities are insufficient to prove a shareholder proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder). In *AMR Corp.* (avail. Mar. 15, 2004), the proponent submitted documentary support from a financial services representative for an investment company that was not a record holder of AMR's securities. In response, the Staff noted that "[w]hile it appears that the proponent provided some indication that she owned shares, it appears that she has not provided a statement from the record-holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal." Similarly, in *General Motors Corp.* (avail. Apr. 3, 2002), a proponent submitted documentation from a financial consultant, and the Staff granted no-action relief under Rule 14a-8(b) noting that "the proponent appears to have failed to supply, within 14 days of receipt of General Motors's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." Moreover, a Federal court recently found that an ownership letter identical to the letter from Ram Trust that the Company received from the Proponent did not satisfy the ownership requirement of Rule 14a-8(b). *Apache Corp. v. Chevedden*, No. H-10-0076 (S.D. Tex. Mar. 10, 2010).

Thus, despite the Deficiency Notice, the Proponent has failed to provide evidence satisfying the beneficial ownership requirements of Rule 14a-8(b) and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, based on the foregoing precedent, we believe the Proposal is excludable from the 2010 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. Waiver Of The 80-Day Requirement In Rule 14a-8(j)(1) Is Appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company is submitting this letter at this time in light of the court's decision in *Apache*, cited above, and in light of the Company's need to review the case and verify certain facts raised in it. Moreover, we understand that the Staff would not have responded to this letter had the Company filed it previously in light of the pending *Apache* case. *See* SLB 14 at Section B.9:

> Will we comment on the subject matter of pending litigation?
>
> No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We respectfully request expeditious consideration of our request, as the Company is scheduled to begin printing its proxy materials after the close of business on Friday, March 26, 2010. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (402) 544-6765 or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671.

Sincerely,



James J. Theisen, Jr.
Assistant General Counsel and Assistant Secretary
Union Pacific Corporation

JJT/smr
Enclosures

cc: John Chevedden

100830148_6.DOC

Exhibit A

Sent by: olmsted
*** FISMA & OMB Memorandum M-07-16 ***
To: investor.relations@up.com>
cc:
Subject: Rule 14a-8 Proposal (UPN)

11/24/2009 08:20 PM

Dear Ms. Schaefer,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

(See attached file: CCE00008.pdf)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James R. Young
Chairman of the Board
Union Pacific Corporation (UNP)
1400 Douglas St 19th Fl
Omaha NE 68179

Rule 14a-8 Proposal

Dear Mr. Young,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

November 27, 2007
Date

cc: Barbara W. Schaefer <barbara.schaefer@up.com>
Corporate Secretary
PH: 402 544-5000
FX: 402-271-6408

[UNP: Rule 14a-8 Proposal, November 24, 2009]
3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**
RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 67% supermajority provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate our 66%-shareholder majority. Also our supermajority vote requirement(s) can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" regarding executive pay. The Corporate Library downgraded its rating for our company from B to C due to concerns regarding executive pay. Our executive pay committee determined our CEO's $3 million bonus at its own discretion, without using predetermined performance metrics.

Although the executive pay discussion and analysis section of our company's proxy compared the bonus awards to diluted earnings per share (EPS), there was no hard and fast dependency on the latter in deciding on the former. By not utilizing objective performance requirements when rewarding executives (especially in the form of cash payments), the link between pay and performance can be weakened. This may ultimately not be in the best of interest of shareholders.

Director Thomas Donohue received our most against-votes (12%) and chaired our executive pay committee. Our directors served on boards rated "D" or "F" by The Corporate Library: Erroll Davis, Motors Liquidation Company (GMGMQ.PK); Charles Krulak, Freeport-McMoRan (FCX) and Thomas Donohue, Sunrise Senior Living (SRZ). Judith Richards Hope had 21-years long- tenure (independence concern) and chaired our audit committee. Steven Rogel was inside-related (independence concern) and was assigned to our executive pay committee and our nomination committee. We also had no shareholder right to an independent board chairman or a lead director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [olmsted7p (at) earthlink.net].

Exhibit B



Barbara W. Schaefer
Senior Vice President - Human Resources
and Corporate Secretary

December 7, 2009

VIA EMAIL AND OVERNIGHT MAIL
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Union Pacific Corporation (the "Company"), which received on November 24, 2009, your shareholder proposal entitled "Adopt Simple Majority Vote" for consideration at the Company's 2010 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Union Pacific Corporation, 1400 Douglas Street, STOP 1580, Omaha, NE 68179. Alternatively, you may transmit any response by facsimile to me at 402-501-2144.

If you have any questions with respect to the foregoing, please contact me at 402-544-5747. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Barbara W. Schaefer
Senior Vice President-Human Resources and
Corporate Secretary

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

1. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

   Note to paragraph (i)(1)

   Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

   ---

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

   Note to paragraph (i)(2)

   Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

   ---

   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

   4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

Exhibit D

To"Barbara W. Schaefer"
*** FISMA & OMB Memorandum M-07-16 *** <barbara.schaefer@up.com>

cc<twhitaker@up.com>

12/07/2009
12:01 PM

Subject Rule 14a-8 Broker Letter (UNP)

Dear Ms. Schaefer,
Please see the attached broker letter. Please advise on December 8, 2009 whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden *(See attached file: CCE00002.pdf)*

RAM TRUST SERVICES

Post-it® Fax Note 7671	Date 12-7-09	# of pages ▸
To Barbara Schaefer	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 402-501-2144	Fax #	

December 4, 2009

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John Chevedden has continuously held no less than 75 shares of the following security since November 24, 2008:

- Union Pacific Corp (UNP)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions [direct line: (207) 553-2923 or email: mpage@ramtrust.com]. I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289